SEC 05037097 COMMISSION

RECEIVED FEB 28 2005 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instream Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 California Street, Suite 1940
(No. and Street)

San Francisco, (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher W. Allick (415) 217-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daoro Zydel & Holland
(Name – *if individual, state last, first, middle name*)

180 Montgomery Street, Suite 700 San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher W. Allick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instream Partners, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GUNJEET BAWEJA
Commission # 1538539
Notary Public - California
San Francisco County
My Comm. Expires Dec 25, 2008

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

DAORO ZYDEL & HOLLAND
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Members
Instream Partners, LLC

We have audited the accompanying statement of financial condition of Instream Partners, LLC, a California limited liability company, as of December 31, 2004, and the related statements of earnings, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel + Holland

San Francisco, California
February 8, 2005

180 Montgomery St., Ste 700 ◦ San Francisco, CA 94104 ◦ Main: 415.781.2500 ◦ Toll Free: 877.681.2500 ◦ Fax: 415.781.2530

INSTREAM PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 390,501
Receivable from customers, net of allowance for doubtful accounts of $17,603	61,520
Prepaid expenses	4,043
Total current assets	456,064
LEASE DEPOSIT	15,388
	$ 471,452

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 11,487
Accrued liabilities	3,717
Total current liabilities	15,204
COMMITMENT	-
MEMBERS' EQUITY	456,248
	$ 471,452

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF EARNINGS

December 31, 2004

REVENUES	
Consulting fees	$ 1,546,821
Other income	17,000
	1,563,821
EXPENSES	
Guaranteed payments to members	379,998
Consultants	155,319
Bad debt expense	79,894
Rent	59,551
Professional fees	43,685
Travel	38,766
Database support service	15,300
Office supplies	11,293
Telephone	11,165
Dues and subscriptions	10,415
Meals and entertainment	7,600
Miscellaneous	6,713
Loss on disposal of equipment	6,897
Office expenses	6,020
Internet access	4,973
Compliance e-mail services	3,922
Computer costs	3,343
Taxes	2,112
	846,966
NET EARNINGS	$ 716,855

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

December 31, 2004

Balance - beginning of year	$ 162,377
Contributions	150,903
Distributions	(573,887)
Net earnings	716,855
Balance - end of year	$ 456,248

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CASH FLOWS

December 31, 2004

CASH FLOWS FROM(TO) OPERATING ACTIVITIES	
Net earnings	$ 716,855
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on disposal of equipment	6,897
Expenses paid directly by members	60,712
Changes in operating assets and liabilities:	
Receivables from customers	44,086
Accounts payable	10,874
Accrued liabilities	3,717
Net cash provided by operating activities	843,141
CASH FLOWS FROM (TO) FINANCING ACTIVITIES	
Capital contributions	191
Distributions	(573,887)
Net cash used in financing activities	(573,696)
NET INCREASE IN CASH AND CASH EQUIVALENTS	269,445
Cash and cash equivalents, beginning of year	121,056
Cash and cash equivalents, end of year	$ 390,501

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Non-cash transactions:

Capital contributed to the Company by members through payment of Company expenses from personal funds.	$ 60,712
Reclassification of advances to contributed capital	$ 90,000

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS

Instream Partners, LLC (the Company) is headquartered in San Francisco, California. The Company, which provides investment banking services, focuses on middle market growth companies, and is a member of the National Association of Securities Dealers (NASD).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company had cash balances in excess of insured amounts.

Revenue Recognition

The Company earns fees from providing merger-and-acquisition and financial restructuring advisory services and recognizes the revenue from these services as earned on a pro rata basis over the term of the contract.

Income Taxes

The financial statements do not include a provision for income taxes because the limited liability company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - RECEIVABLES

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off as a charge to the valuation allowance and a credit to accounts receivable.

NOTE D - COMMITMENT

The Company leases office space under a noncancelable sublease through April, 2006. The future minimum payments as of December 31, 2004 are as follows:

Year ending December 31,		
2005	$	59,556
2006		19,852
	$	79,408

Rent expense was $59,551 for the year ended December 31, 2004.

NOTE E - PENSION PLAN

Previously, the Company sponsored a 401(k) plan. The Company initiated the process of terminating the plan in November 2003. Plan assets were distributed in February 2004.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $369,085, which was $364,085 in excess of its required net capital of $5,000. Aggregate indebtedness to net capital ratio at December 31, 2004 was .04 to 1.

NOTE G - CONCENTRATION

For the year ended December 31, 2004, the Company earned 50% of its revenue from three customers.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

INSTREAM PARTNERS, LLC

December 31, 2004

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital		
Total member's equity from statement of financial condition		$ 456,248
Deductions:		
Nonallowable assets:		
Receivables from customers	$ 61,520	
Petty cash	173	
Other assets	19,431	81,124
Tentative net capital		375,124
Haircuts		(6,039)
Net capital		369,085
Required net capital under Rule 15c3-1 subparagraph (a)(2)(vi)		5,000
Excess net capital		$ 364,085
Minimum net capital requirement (6 2/3% of $15,204)		$ 1,014
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		364,085
Excess net capital at 1000%		367,565
Total aggregate indebtedness		15,204
Net capital		369,085
Ratio of aggregate indebtedness to net capital		.04 to 1
Aggregate indebtedness:		
Accounts payable and accrued liabilities		$ 15,204
Reconciliation with the Company's computation:		
Tentative net capital as previously reported		$ 369,332
Adjustments:		
Increase to cash		6,848
Increase to accounts payable		(1,056)
Tentative net capital		375,124
Haircuts		(6,039)
Net capital		$ 369,085